[redacted]

SECURITIE 14041198 SSION

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7/18/14

RECEIVED
2014 JUL 11 PM 1:13
SEC / MR

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC File Number
8-48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/13 and ending 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Redwine & Company, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
5955 Carnegie Blvd., Suite 225
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: J. Craighill Redwine (704) 375-2966
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

7/17/14

OATH OR AFFIRMATION

I, **J. Craighill Redwine, Sr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

STACI W. BROWN
Notary Public
Mecklenburg County
My Commission Expires
01/31/2018
NORTH CAROLINA

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWINE & COMPANY, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Director of
Redwine & Company, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. (the Company) as of December 31, 2013 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 25, 2014

1211 West 22nd Street, Suite 110 | Oak Brook, IL 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 26,997
Receivable from broker/dealers	103,563
Concessions receivable	57,098
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $99,143)	-0-
Related party note receivable	10,000
Other assets	6,800
TOTAL ASSETS	$ 204,458

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 15,095
Commissions payable	49,360
Total Liabilities	$ 64,455
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; authorized 100,000 shares; issued 1,200; outstanding 1,200 shares	$ 12
Additional paid in capital	107,008
Retained earnings	32,983
Total Shareholder's Equity	$ 140,003
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 204,458

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

REVENUE		
Commissions and concessions	$	775,091
Net investment loss		(1,415)
Other income		957
Total Revenue	$	774,633
EXPENSES		
Compensation and related benefits	$	129,265
Commissions		311,309
Clearing and execution charges		38,458
Occupancy		54,201
Communications		56,687
Travel and promotion		23,106
Other operating expenses		151,992
Total Expenses	$	765,018
NET INCOME	$	9,615

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Shareholder's Equity
Balance-Beginning of Year	$ 12	$ 107,008	$ 23,368	$ 130,388
Net Income			9,615	9,615
BALANCE-END OF YEAR	$ 12	$ 107,008	$ 32,983	$ 140,003

The accompanying notes are an integral part of these financial statements.

REDWINE & COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities		
Net Income	$	9,615
Adjustments:		
Depreciation		2,313
Decrease in receivable from broker/dealers		31,811
Increase in concessions receivable		(40,342)
Decrease in other assets		400
Decrease in accounts payable, accrued expenses and other liabilities		(9,403)
Increase in commissions payable		14,579
Net Cash Flow Provided (Used) by Operating Activities	$	8,973
Net Cash Flow Provided (Used) by Investing Activities	$	-0-
Net Cash Flow Provided (Used) by Financing Activities	$	-0-
Net Increase (Decrease) in Cash	$	8,973
Cash Balance at December 31, 2012	$	18,024
Cash Balance at December 31, 2013	$	26,997

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Redwine & Company, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of leasehold improvements is provided using the straight-line method over 15 years. Depreciation of office furniture and equipment is provided for using the straight-line method over five years.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – RELATED PARTY NOTE RECEIVABLE

In 2012, the Company advanced $10,000 to its shareholder under an unsecured note receivable. The note is due on demand and non-interest bearing.

NOTE 3 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company's net capital and required net capital were $115,450 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 56%.

NOTE 5 - RETIREMENT PLAN

The Company sponsored a Simplified Employee Pension plan (SEP) covering substantially all employees meeting minimum age and service requirements. Contributions were discretionary and determined by the shareholder of the Company. There were no Company contributions to the plan for the year ended December 31, 2013. During 2013, the Company terminated the SEP plan.

NOTE 6 - LEASE COMMITMENTS

Minimum annual rentals under the noncancellable lease for the Company's office space which expires August 2014, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, will be $37,165 for the year ended December 31, 2014.

Total rent expense for the year ended December 31, 2013 was $54,201.

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with any other broker/dealer without first obtaining written consent from its Clearing Broker/dealer. The Company is also required to maintain a deposit of $25,000 with the Clearing Broker/dealer. Termination charges and other items are discussed therein.

NOTE 8 - SUBSEQUENT EVENT

Subsequent to year end, the Company's shareholder sold his stock and entered into a two-year independent contractor agreement with the new owner.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule and therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

REDWINE & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 140,003
Deductions:	
Nonallowable assets	24,553
NET CAPITAL	$ 115,450
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 4,297
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 64,455
Percentage of Aggregate Indebtedness to Net Capital	56%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Director of
Redwine & Company, Inc.

In planning and performing our audit of the financial statements of Redwine & Company, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1211 West 22nd Street, Suite 110 | Oak Brook, IL 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Redwine & Company, Inc. for the year ended December 31, 2013 and this report does not affect our report thereon dated February 25, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 25, 2014